SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and
Similar Plans Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X)	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

or

( )	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from ________ to ________

Commission File Number 33-64851

FIRST INDIANA CORPORATION 401(k) PLAN
(Full Title of the Plan)

FIRST INDIANA CORPORATION (Commission File Number 0-14354) (Name of Issuer of the Securities Held Pursuant to the Plan)

135 North Pennsylvania Street, Indianapolis, IN      46204
               (Address of principal executive office)           (Zip Code)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation 401(k) Plan
(Name of Plan)

Date: June 28, 2004	/s/ William J. Brunner
William J. Brunner (First Indiana Corporation, Plan Administrator)

      FINANCIAL STATEMENTS AND REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      FIRST INDIANA CORPORATION 401(k) PLAN
      DECEMBER 31, 2003 AND 2002

CONTENTS
	Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3-	4

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6

NOTES TO FINANCIAL STATEMENTS	7

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee
First Indiana Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the First Indiana Corporation 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2002, was audited by other auditors whose report dated May 16, 2003, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 22, 2004

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee
First Indiana Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana
May 16, 2003

4

First Indiana Corporation 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2003	2002
Assets Investments, at market value
Money market funds	$ 642,914	$ 470,359
Mutual funds	5,807,402	3,638,421
Common stock of First Indiana Corporation	2,355,988	2,183,570
Participant loans	236,319	173,341

NET ASSETS AVAILABLE FOR BENEFITS	$9,042,623	$6,465,691

The accompanying notes are an integral part of these statements.

5

First Indiana Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31,

2003
Net assets available for benefits at beginning of year	$6,465,691

Additions
Participant contributions	1,684,504
Employer contributions	227,972
Dividend income	108,917
Interest income	10,606
Net appreciation in market value of investments	1,153,421

Total additions	3,185,420

Deductions
Benefits paid to participants	695,143
Administrative expenses	6,160

Total deductions	701,303

Net increase prior to transfer in	2,484,117

Transfer in from other Plan (Note F)	92,815

Net increase	2,576,932

Net assets available for benefits at end of year	$9,042,623

The accompanying notes are an integral part of this statement.

6

First Indiana Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN

The following description of the First Indiana Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by First Indiana Corporation which covers all employees of First Indiana Corporation and certain subsidiaries (the “Employer”) who are age 21 years or older, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Eligible participants may elect a salary reduction, not to exceed the limitations of section 415 of the Internal Revenue Code (the “IRC”), of their compensation from the Employer for each Plan year subject to limitations imposed by the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not exceeding 25% of the first 6% of participant compensation that the participant elects to defer. The Employer may also contribute an additional discretionary Qualified Non-Elective Contribution or “QNEC” to each non-highly compensated participant, equal to a uniform percentage of compensation to be determined each year. For the year ended December 31, 2003, there was no discretionary contribution made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (1) the Employer’s contributions and (2) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a Plan year in which the participant completes at least 1,000 hours of service. A participant becomes 25% vested after two years of service and vests an additional 25% for each year of service thereafter, and is 100% vested after five years of service.

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First Indiana Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN — Continued

Forfeited Accounts

Participants who terminate employment forfeit any non-vested portion of their accounts. Forfeitures are used to reduce future Employer matching contributions. As of December 31, 2003 and 2002, forfeitures aggregating $15,308 and $11,720, respectively, were available to reduce future Employer matching contributions.

Benefit Payments

Upon termination of service due to death or retirement, participants may elect to receive a lump-sum payment equal to the value of their vested account balance on the last valuation date before the distribution. The lump-sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

Participant Loans

The Plan allows for loans to be made to active Plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant’s account, up to $50,000, less the participant’s highest outstanding loan amount during the prior 12 months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prevailing prime rate plus 1% based on the prime rate at the date of the inception of the loan

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First Indiana Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Effective July 1, 2002, investments are managed on behalf of the Plan under the terms of an agreement between the Plan and SEI Private Trust Company (the “Trustee”).

Investments in mutual funds are stated at their quoted market value. Investments in common stock of First Indiana Corporation are unitized. Investment transactions are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with the standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in several types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

The majority of the Plan’s expenses are paid by the Employer.

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First Indiana Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE C — PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

NOTE D — INVESTMENTS

The following individual investments comprise at least 5% of the market value of net assets available for benefits as of December 31:

	2003	2002
First Indiana Corporation common stock	$2,355,988	$2,183,570
SEI Diversified Moderate Growth Fund Class A	997,037	743,294
SEI Core Fixed Income Fund No. 64	807,019	628,956
SEI Large Cap Growth Fund No. 57	786,378	519,581
SEI S & P 500 INDEX Fund Class A	852,206	510,624
SEI Liquid Asset Prime Obligation Fund No. 12	627,605	467,104
SEI Small Cap Growth Fund No. 67	899,890	466,960
SEI Large Cap Value Fund No. 60	796,577	—

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in market value as follows:

2003
Mutual funds	$1,046,529
First Indiana Corporation common stock	106,892

$1,153,421

NOTE E — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

10

First Indiana Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE F — TRANSFERS INTO PLAN

Effective January 8, 2003, all assets held in the Mooresville Savings Bank 401(k) Plan were merged into the Plan. Total assets transferred into the Plan were $92,815.

NOTE G – TAX STATUS

The Plan is a Prototype Non-standardized Profit Sharing Plan with Coda (“Prototype Plan”) sponsored by the PFPC Inc and adopted by the Company. The Prototype Plan obtained its latest opinion letter on August 7, 2001, in which the Internal Revenue Service (“IRS”) stated that the Prototype Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statements dates.

11

SUPPLEMENTAL SCHEDULE

12

First Indiana Corporation 401(k) Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Party-in- interest		Identity of Issue	Description of investment	Cost	Current value

		Common stock
*		First Indiana Corporation	Common stock	**	$2,355,988

		Mutual funds
*		SEI investments	SEI Liquid Asset Prime Obligation Fund No. 12	**	627,605
			SEI Daily Income Treasury II Fund No. 37	**	15,309
			SEI Diversified Moderate Growth Fund Class A	**	997,037
			SEI Diversified Fund Cons. Inc. AA Class A	**	77,953
			SEI Diversified Fund Cons. Class A	**	42,934
			SEI Large Cap Growth Fund No. 57	**	786,378
			SEI Large Cap Value Fund No. 60	**	796,577
			SEI S & P 500 INDEX Fund Class A No. 155	**	852,206
			SEI Small Cap Value Fund No. 58	**	312,772
			SEI Small Cap Growth Fund No. 67	**	899,890
			SEI Diversified Global Growth Fund Class A	**	35,140
			SEI International Equity Fund No. 95	**	199,496
			SEI Core Fixed Income Fund No. 64	**	807,019

					6,450,316

*		Participant loans	Loan Fund, (4.75% to 10.50%) interest rate	**	236,319

					$9,042,623

	*	Denotes a party-in-interest
	**	Not applicable, as the investments are participant directed.

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